1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

July 31, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Brian Szilagyi

Re:	RBC Funds Trust (File No. 811-21475) (the “Trust”)

Dear Mr. Szilagyi:

Thank you for your telephonic comments received on July 1, 2024, with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of the annual report of the Trust filed on Form N-CSR relating to the fiscal year ended March 31, 2024 (the “Annual Reports”) and certain other filings made by the Trust on behalf of certain series (each, a “Fund”). Below, we provide the staff’s comments and our responses to such comments. Any changes will be reflected in the next such filing, except to the extent otherwise noted.

Comment 1.	For RBC Emerging Markets Value Equity Fund, please include all disclosures required for restricted securities in accordance with Rule 12-12 of Regulation S-X.

Response 1. The Funds will include all disclosures required for restricted securities pursuant to Rule 12-12 of Regulation S-X in future filings.

Comment 2.	Please explain why the Funds have not stated that they follow the accounting guidance in accordance with ASC 946-10-50-1.

Response 2. The Funds will include the requested disclosure in future filings.

Comment 3.

The Funds do not contain a statement accompanying the average annual return tables disclosing that the tables do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of fund shares. Please confirm that the Funds will comply with Item 27(d)(7)(ii)(B) of Form N-1A.

Response 3. The Funds will include the requested disclosure in future filings.

Comment 4.

The Staff notes that Item 4(e)(2) of Form N-CSR discloses 100% for paragraph (c). However, this paragraph describes situations when preapproval was waived, not when preapproval was obtained. Please confirm if this disclosure is accurate.

Response 4. The correct response to paragraph (c) of Item 4(e)(2) is 0%.

Comment 5.

RBC Emerging Markets Equity Fund, RBC China Equity Fund, and RBC Emerging Markets Value Equity Fund each hold foreign currency or invest in foreign denominated investments that may be subject to capital controls. Supplementally, please describe the accounting policy or translation of foreign currency balances and foreign denominated investments when capital controls are in place, citing applicable Regulation S-X, US GAAP, or other applicable US guidance. In your response, please describe the risks presented by capital controls and include details of the nature of the capital controls, exchange rate mechanisms, current economic conditions, and impacts to the Funds’ future cash flows and results of operations. Going forward, please enhance disclosure in accordance with GAAP (FASB ASC 275-10-5) to provide readers of the financial statements with the information necessary to understand the risks presented by capital controls.

Response 5.   The financial statements are prepared in accordance with U.S. GAAP. Under ASC 830-20-25-1 and ASC 830-20-30-1, all foreign currency transactions are measured in the functional currency of the recording entity by use of the exchange rate in effect on the date on which the transaction is recognized. All foreign securities denominated in non-U.S. dollars, including foreign currencies that may be subject to capital controls, are valued in the local foreign currency and then converted into the U.S. dollar equivalent using the foreign exchange rate in effect at the close of the NYSE (usually 4 p.m. ET). The spot rate used is received from a third-party pricing service. In accordance with the Funds’ Valuation Procedures and Rule 2a-5 under the Investment Company Act of 1940, as amended, due diligence and oversight of the third-party pricing services used to value the Funds’ assets and securities is performed by the Funds’ investment adviser (the “Adviser”) and the Funds’ Pricing Committee.

The Funds’ administrator has daily tolerance checks in place to identify large variances in FX rates for all prices and valuations from the previous day and investigate those that exceed set thresholds. This process is included in SOC 1 testing performed by an independent audit firm. The administrator may also reach out to the Adviser as needed for confirmation of large FX rate movements.

In response to the request to describe the risks presented by capital controls, we note that investments in countries that have capital controls in place are subject to risks. For example, the Chinese government has capital controls in place which heavily regulate the domestic exchange of foreign currencies and Renminbi (“RMB”) exchange rates in China. Such controls may direct the timing, amount and intervals for effecting conversions, which may adversely affect the operations and financial results of a Fund’s investments in China. In addition, due to capital controls, there is no assurance that there will always be sufficient amounts of RMB available for a Fund to remain invested in Chinese securities at its desired level. In future filings, the Funds will enhance the disclosure regarding capital controls to provide readers of the financial statements with additional information relating to the risks presented by capital controls.

Comment 6.	Item 4(e)(1) of the N-CSR filing says: “[Please verify, please provide further information if this statement is not correct.].” Please clarify.

Response 6. The referenced sentence was an internal note that was inadvertently included in the filing.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3304.

Best regards,

/s/ Stephen T. Cohen

Stephen T. Cohen

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